

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2024

Michael Sonnenshein
Chief Executive Officer
Grayscale Ethereum Trust (ETH)
Grayscale Investments, LLC
290 Harbor Drive, 4th Floor
Stamford, CT 06902

> **Re: Grayscale Ethereum Trust (ETH)**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 19, 2024**
> **Revised Preliminary Proxy Statements on Schedule 14A**
> **Filed April 19, 2024 and May 21, 2024**
> **File No. 000-56193**

Dear Michael Sonnenshein:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Dan Gibbons